Contact

www.linkedin.com/in/lee-
pritchard-9189894 (LinkedIn)
www.rentmoney.com (Company)
www.promove.com (Company)
www.allconnect.com (Company)

Top Skills

Strategic Planning
Business Development
New Business Development

Lee Pritchard

Chairman & CEO at PROMOVE; Co-Founder, Chairman, & CFO at
Posh Outdoors
Atlanta, Georgia, United States

Experience

Posh Outdoors
Co-Founder, Chairman & CFO
February 2022 - Present (2 years 3 months)
Atlanta, Georgia, United States

Renter Magnet Acquisition, LLC
Chairman & CEO
October 2004 - Present (19 years 7 months)

Renter Magnet Acquisition, LLC (RMA) assists consumers in the search and
application for rental housing via a tech enabled multi-channel, multi-brand
service delivery platform. RMA currently operates two brands: PROMOVE
and Oneleaseapp.

Promove/Oneleaseapp
CEO
2004 - Present (20 years)

Allconnect, Inc.
Founder & Vice Chairman
June 1998 - September 2017 (19 years 4 months)
Atlanta, Georgia

Lee served as CEO and/or executive Chairman from the company's inception
(1998) through July of 2004. By 2004, the company had achieved a dominant
market position, emerging from a crowded, well funded field of competition
and earned a rank of #73 on the Inc.500 (2005 for 2001-2004 performance).
Key responsibilities included consumer experience design and execution,
business model/strategy design and execution, building the management
team, major distribution and content partnership negotiation, and raising
institutional capital. Allconnect investors included Nth Power Technologies
(San Francisco), Maveron (Seattle), Covestco (London), and SE Interactive
(RTP - NC). Allconnect sold for over $100 million to Red Ventures in 2017.
Lee was an active board member serving continuously from company founding
through the exit.

Appliance Warehouse
Founder & President
February 1989 - March 1997 (8 years 2 months)

Arthur Andersen & Co, LLP
Tax & Small Business Manager
September 1984 - August 1991 (7 years)

Education

University of Mississippi
Bachelor of Accountancy · (1980 - 1984)